Mail Stop 4561

February 19, 2009

Mr. Brian F. Lavin
President and Chief Executive Officer
NTS Realty Capital, Inc.
10172 Linn Station Road
Louisville, KY 40223

> **Re:**   **NTS Realty Holdings Limited Partnership**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 25, 2008**
> **File No. 001-32389**

Dear Mr. Lavin:

We have reviewed your response letter dated February 17, 2009, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page 39

1. We have read and considered your response and remain unclear of your basis for consolidation, primarily because there is not an entity holding the property that would be subject to consolidation under ARB 51. If your undivided tenant in common interests represent undivided interests as defined by paragraph 11 of SOP 78-9, please tell us how you have evaluated that literature to assess whether proportionate consolidation or the equity method is appropriate. Based upon your response, it appears that there is joint control which indicates that the equity method should be followed. Please revise your financial statements to deconsolidate the two real estate properties and provide us with your analysis of whether the two properties should be accounted for using the equity method or proportionate consolidation.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief